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              Alcatel completes tender offer for Xylan Corporation

Paris, France - April 5, 1999 - Alcatel (NYSE:ALA) today announced that it has successfully completed its tender offer to purchase all of the outstanding shares of Xylan Corporation (NASDAQ: XYLN) for $37.00 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, April 2, 1999.

Based on a preliminary count, approximately 97% of the outstanding shares of Xylan (together with shares already owned by Alcatel) were tendered. Alcatel has accepted for purchase all of these shares. Payment for shares accepted for purchase in the tender offer will be made within five business days.

Alcatel expects to merge Xylan with a subsidiary of Alcatel by the end of April. As a result of the merger, the shares of Xylan that were not tendered in the tender offer will be converted into the right to receive $37.00 per share in cash and Xylan will become a wholly-owned indirect subsidiary of Alcatel.

In addition, Alcatel has also recently finalized its acquisition of Assured Access Technology, Inc. On March 4, Alcatel announced it would acquire all of Assured Access Technology's outstanding capital and employee stock options in a cash transaction of a total value of $350 million.

About Alcatel

Alcatel builds next generation networks, delivering integrated end-to-end voice and data communications solutions to established and new carriers, as well as enterprises and consumers worldwide. With 120,000 employees and sales of EURO
21.3 billion ($25.0 billion), Alcatel operates in more than 130 countries. You can visit Alcatel on the web at www.alcatel.com.

CONTACTS

PRESS RELATIONS
Christophe Lachnitt
Tel:  +33 (0)1 40 76 12 19
christophe.lachnitt@alcatel.fr

INVESTOR RELATIONS
Charlotte Laurent-Ottomane
Tel:  +33 (0)1 40 76 13 30
Charlotte.Laurent-Ottomane@alcatel.fr